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Sept. 17, 2012

Mark Cowan
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. (Mail Stop 5-6)
Washington, D.C. 20549

ATTN: Document Control - Edgar

RE:    RiverSource Life Insurance Company
       on behalf of RiverSource Variable Account 10
       Post-Effective Amendment No. 67 on Form N-4
       File Nos. 333-79311/811-07355

          RiverSource Retirement Advisor Advantage Plus Variable Annuity RiverSource Retirement Advisor Select Plus Variable Annuity RiverSource Retirement Advisor 4 Advantage Variable Annuity RiverSource Retirement Advisor 4 Select Variable Annuity RiverSource Retirement Advisor 4 Access Variable Annuity RiverSource RAVA 5 Advantage Variable Annuity
          (Offered for contract applications signed prior to April 30, 2012) RiverSource RAVA 5 Select Variable Annuity
          (Offered for contract applications signed prior to April 30, 2012) RiverSource RAVA 5 Access Variable Annuity
          (Offered for contract applications signed prior to April 30, 2012)

Dear Mr. Cowan:

This letter is in response to Staff's oral comments received on or about Sept. 14, 2012 for the above-referenced Post-Effective Amendment filed on or about Aug. 8, 2012. Comments and responses are outlined below.

COMMENT 1. General

               Please explain why sections under I. "Optional Living Benefit Charges - Accumulation Protector Benefit Rider Fee" and II. "Optional Living Benefit Charges - Accumulation Benefit Rider Fee" have different description of the rider fee.

RESPONSE: This is a combined supplement that is applicable to multiple contracts with various generations of Accumulation Benefit riders. We have revised supplement to be more consistent across the products, but some variations of how charges are adjusted need to be called out.

For example, for contracts described in the section I. of the supplement, if the Accumulation Protector Benefit Rider fee increases during the contract year, we will calculate an average rider fee, for that year only, which reflects the various different fees that were in effect that year, adjusted for the number of days each fee was in effect. For contracts described in the section II. of the supplement, if the annual rider fee changes, the new annual rider fee will be in effect for the entire contract year.

COMMENT 2. The first sentence in the third paragraph, under I is not clear. Please revise. Also, sentences in I (b) and II (b) should match.

RESPONSE: Complied. The first sentence in the third paragraph under I has been revised as follows:

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            If we receive your request for the elective step up or the elective spousal continuation step up on or after Oct. 20, 2012, your rider fee will increase to 1.75%.

            The sentence in the I (b) has been revised to match II (b) as follows:

      (b)you change your Portfolio Navigator program (PN program) investment option after we have exercised our rights to increase the rider fee or vary the rider fee for each PN program investment option.

COMMENT 3. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

                Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

  - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  - the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: Confirmed.

If you have any questions concerning this filing or responses to the comments, please contact me at (612) 678-4177, or Boba Selimovic at (612) 671-7449.

Sincerely,

/S/ Dixie Carroll
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Dixie Carroll
Assistant General Counsel

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